

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Chunfeng Tao
Chief Executive Officer, Chairman and Director
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re:** **Keyuan Petrochemicals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2010**
> **File No. 333-167029**

Dear Mr. Tao:

We have reviewed your amended registration statement and response letter filed on July 23, 2010 and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have read your response to comment two from our letter dated June 17, 2010 and reissue our comment. We note the audit report in Exhibit 99.1 of Form 8-K filed April 28, 2010 is not signed. Please amend the report to provide a signed audit report.

Cover Page of the Prospectus

2. Please remove the first paragraph.

3. The number of shares detailed in the second paragraph do not appear to total the amount that you claim to be registering for resale. Please advise.

4. Please indicate the market price of the securities as of the latest practicable date.

Item 3. Summary Information, Risk Factors and Ratio of Earnings . . . , page 1

Our Company, page 1

5.   We note your use of external web sites and your statement that you are not attempting to incorporate the information on external web sites into the prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus at http://www.sec.gov/rules/interp/34-42728.htm#P168_27531.

6.   We note your response to comment six issued in our letter dated June 17, 2010. You state that the "[l]and bidding process is a necessary process to get land use rights[.]" Please revise to describe your plan for the business in the event that you do not obtain the land use rights. Please delete the statement that "no other bidder can make better use of the land than us" as it is unclear how you can adequately substantiate this claim. Please also revise your risk factor disclosure, as necessary, to discuss any significant risks to your business in the event that you do not win the bid for the land.

Note Regarding Forward-Looking Statements, page 6

7.   We note your response to comment eight issued in our letter dated June 17, 2010. The safe harbor for forward-looking statements is not available to issuers of penny stock. Since you appear to be an issuer of penny stock, we reissue the prior comment. Please revise accordingly or advise.

Dividends we received from Keyuan Plastics may be subject to PRC . . . , page 12

8.   We note your response to comment 13 issued in our letter dated June 17, 2010. We reissue the prior comment given that your disclosure indicates that you have received dividends from Keyuan Plastics.

Item 7. Selling Stockholders, page 20

9.   Please clarify that at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

10.   For those selling shareholders that are broker-dealers, please provide a supplemental legal analysis as to why they should not be named as underwriters, rather than "may be deemed underwriters."

Item 8. Plan of Distribution, page 34

11.   We note your response to comment 20 issued in our letter dated June 17, 2010. Please revise your disclosure to indicate that you <u>will</u>, rather than should, file a prospectus supplement revising the list of selling stockholders in the event that any successors to the currently named selling stockholders wish to sell under the prospectus.

Item 11. Information with Respect to the Registrant, page 39

12.   We note your response to comment 22 issued in our letter dated June 17, 2010. You state that, "until now," you did not have any material raw material purchase contracts that you are dependent upon. Please file any material contracts as exhibits, or alternatively, confirm to us that you do not <u>currently</u> have any raw material contracts that meet the criteria listed in Item 601(b)(10)(ii)(B) of Regulation S-K.

Our Competitive Strengths, page 45
Technology Advantage, page 45

13.   In the last paragraph, you state that you have filed two patent applications with the National Intellectual Property Bureau. Please revise to disclose the location of this organization and the country in which you have applied for patent protection for your technologies.

Financial Statements, page 52

14.   We note the financial information presented on page 5 and pro forma combined financial statements do not agree to your unaudited financial statements for the quarter ended March 31, 2010. Please revise. For example, you report net income of $6.7 million on page 5 and $5.7 million on the Income Statement on page 54.

15.   We note you restated your financial statements to report income taxes using the effective tax rate of 15%. Please amend your filing to provide the required disclosures of ASC 250-10-50-7 (paragraph 26 of SFAS 154).

16.   Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Consolidated Statements of Cash Flows, page 55

17.   We have read your response to comment 39 from our letter dated June 17, 2010. Please amend your filing to remove "restricted cash" from the line item description "cash and cash equivalents and restricted cash" if you have removed the restricted cash from amounts presented. Furthermore, we note that the cash ending balance on the cash flow statement of $20.0 million as of December 31, 2009 does not reconcile to the cash

balance of $14.0 million on the balance sheet. It appears you continue to include restricted cash in your ending cash balance on the cash flow statement. Please revise.

Basis of Presentation, page 56

18.   We have read your response to comment 42 from our letter dated June 17, 2010. You state that your consolidated financial statements include the accounts of your direct wholly-owned subsidiaries and your indirect proportionate share of subsidiaries owned by the wholly-owned subsidiaries. Please tell us what you mean by this statement. Your response should explain in detail what you mean by "indirect proportionate share of subsidiaries owned by wholly-owned subsidiaries".

Pro Forma Combined Financial Statements, page 84

19.   You labeled your pro forma balance sheet as of March 31, 2010 as "audited" for Keyuan International and Silver Pearl. Please amend your filing to remove the "audited" label if this information is in fact unaudited.

Pro Forma Combined Financial Statements, page 86

20.   Please explain to us how you calculated the weighted average shares outstanding for your EPS of 57.6 million shares. Please address the appropriateness of using the common stock outstanding after the offering of 12,136,003 from page 4.

Management's Discussion and Analysis, page 91
Our Products, page 92

21.   We note your disclosure in the last paragraph in the "Our Company" section on page 1 in which you state that the local government has orally reassured you over the past two years that the land reservation for your program is "available." In this section, you state that you have been reassured that the land is "reserved" for your expansion program. Since you must bid on the available land, it is unclear how you could have been reassured that the land was reserved for your expansion. Please revise these sections to eliminate the inconsistency in disclosure.

Results of Operations, page 94

22.   Please amend your filing to include in MD&A a discussion of the reasons for the changes in the effective tax rate for all periods presented.

Directors and Executive Officers, page 100

23.   Please note that you are required to disclose each director's and officer's business experience during the past five years. Please revise each business description to provide the years during which each position was held.

Item 16. Exhibits and Financial Statement Schedules, page 109

24.   You entered into Independent Director Agreements with each of your independent directors and a Director Agreement with Mr. Yue on July 1, 2010. We note that you filed the agreements as exhibits to the Form 8-K filed on July 7, 2010. Please file these agreements as exhibits to your registration statement.   Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

25.   We note that Exhibit 23.2, the consent of Independent Registered Public Accounting Firm, references a May 21, 2010 audit report. However, this report is not included in the filing. Please advise.

Item 17. Undertakings, page 110

26.   We note your response to comment 58 in our letter dated June 17, 2010. However, the undertakings in paragraphs 4, 5, and 7 do not appear to be applicable to your offering. Please advise.

Annual Report on Form 10-K for the year ended December 31, 2009

Exhibits 31.1 and 31.2

27.   We note your response to comment 61 in our letter dated June 17, 2010. Please confirm that you will delete "amended" before "report" in paragraph 2 of the certifications in future filings.

        You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

                                                Sincerely,

                                                Pamela Long
                                                Assistant Director

cc: Louis E. Taubman, Esq. (*via facsimile at* (212) 202-6380)
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 2000
        New York, New York 10004